SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

GOLDRICH MINING COMPANY

(Name of Issuer)

Common Shares

(Title of Class of Securities)

381431105

(CUSIP Number)

Stella Fung, 8th Floor, Henley Building
5 Queen’s Road Central, Hong Kong
852 2514 6188

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 381431105

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Regent Pacific Group Limited

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]

(b) [  ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS

WC

5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]

PURSUANT TO ITEMS 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:

0

8.  SHARED VOTING POWER:

0

9.  SOLE DISPOSITIVE POWER:

0

10.  SHARED DISPOSITIVE POWER:

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 as of May 11, 2017

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

As of May 11, 2017:

0% (based on 131,232,809 outstanding shares of the Issuer as of May 5, 2017, plus 0 in underlying convertible securities which were beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Act”)).

14.

TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D

CUSIP NO. 381431105

Item 1.  Security and Issuer.

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Goldrich Mining Company
2607 Southeast Blvd., Suite B211
Spokane, WA 99223

Common shares, no par value

Item 2.  Identity and Background.

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(a)

Name:  Regent Pacific Group Limited

(b)

Registered office address: P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Principal place of business in Hong Kong: 8th Floor, Henley Building, 5 Queen’s Road Central, Hong Kong

(c)

Present occupation:  Corporation/diversified investment group currently holding various corporate and strategic investments across the healthcare and life sciences sectors, which has become its core focus, as well as legacy investments in the nature resources sector

(d)

Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d) in which the Reporting Person was convicted.

(e)

Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e) in which the Reporting Person was a party and was or is subject to a judgment, decree or final order.

(f)

Citizenship:  Cayman Islands

Item 3.  Source and Amount of Funds or Other Consideration.

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N/A

Item 4.  Purpose of Transaction.

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To dispose of securities.

Item 5.  Interest in Securities of the Issuer.

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Since the date of Regent’s Schedule 13G amendment filed May 27, 2011, the following transactions have occurred:

On May 27, 2011, Regent purchased 10,710,472 units of common shares, Class H warrants and Class I warrants at a price of $0.21 per unit; consisting of 5,306,427 common shares, 2,702,023 Series H warrants, and 2,702,022 Series I warrants.  The 2,702,023 Class H warrants are exercisable for common shares at an exercise price of $0.30 per share for 60 months, subject to acceleration by the Issuer upon certain conditions.  The, 2,702,022 Class I warrants are exercisable for common shares at an exercise price of $0.40 per share for 60 months, subject to acceleration by the Issuer upon certain conditions.  Regent’s ownership percentage as of May 27, 2011 is 13.05% based on 76,655,995 outstanding shares of the Issuer plus 5,404,045 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-d(d)(1)(i) of the Act.

On July 29, 2011, Regent purchased 15,282,242 units of common shares, Class I warrants and Class J warrants at a price of $0.21 per unit; consisting of 7,300,000 common shares, 3,991,121 Series I warrants, and 3,991,121 Series J warrants.  The 3,991,121 Class I warrants are exercisable for common shares at an exercise price of $0.40 per share for 60 months, subject to acceleration by the Issuer upon certain conditions.  The, 3,991,121 Class J warrants are exercisable for common shares at an exercise price of $0.30 per share for 60 months, subject to acceleration by the Issuer upon certain conditions.  Regent’s ownership percentage as of July 29, 2011 is 25.03% based on 90,466,855 outstanding shares of the Issuer plus 13,386,287 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-d(d)(1)(i) of the Act.  In addition to the 7,300,000 common shares, 3,991,121 Series I warrants, and 3,991,121 Series J warrants purchased on July 29, 2011, Regent held 5,306,427 common shares of the Issuer, 2,702,023 Class H warrants exercisable at $0.30 per share, and 2,702,022 Class I warrants exercisable at $0.40 per share.

On November 23, 2011, Regent purchased 5,600,000 units of common shares, Class I warrants and Class J warrants at a price of $0.20 per unit; consisting of 2,675,000 common shares, 1,462,500 Series I warrants, and 1,462,500 Series J warrants.  The 1,462,500 Class I warrants are exercisable for common shares at an exercise price of $0.40 per share for 60 months, subject to acceleration by the Issuer upon certain conditions.  The, 1,462,500 Class J warrants are exercisable for common shares at an exercise price of $0.30 per share for 60 months, subject to acceleration by the Issuer upon certain conditions.  Regent’s ownership percentage as of November 23, 2011 is 28.86% based on 93,141,855 outstanding shares of the Issuer plus

16,311,287 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-d(d)(1)(i) of the Act.  In addition to the 2,675,000 common shares, 1,462,500 Series I warrants, and 1,462,500 Series J warrants purchased on November 23, 2011, Regent held 12,606,427 common shares of the Issuer, 2,702,023 Class H warrants exercisable at $0.30 per share, 6,693,143 Class I warrants exercisable at $0.40 per share, and 3,991,121 Class J warrants exercisable at $0.30 per share.

May 27, 2016, 2,702,023 Class H warrants expired and 2,702,022 Class I warrants expired.  Regent’s ownership percentage as of May 27, 2016 is 18.42% based on 131,232,809 outstanding shares of the Issuer plus 10,907,242 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-d(d)(1)(i) of the Act.

July 29, 2016, 3,991,121 Class I warrants expired and 3,991,121 Class J warrants expired.  Regent’s ownership percentage as of July 29, 2016 is 13.57% based on 131,232,809 outstanding shares of the Issuer plus 2,925,000 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-d(d)(1)(i) of the Act.

November 21, 2016, 1,462,500 Class I warrants expired and 1,462,500 Class J warrants expired.  Regent’s ownership percentage as of November 23, 2016 is 11.64% based on 131,232,809 outstanding shares of the Issuer.

May 11, 2017, Regent disposed of all common shares of the issuer through a private sale consisting of 15,281,427 common shares at $0.0125 per share.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

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None

Item 7.

Materials to be Filed as Exhibits.

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None

Signed:

May 16, 2017

/s/ Fung Yuk-Bing

____________________________________________

Fung Yuk-Bing (Stella), Company Secretary